BKV Corporation

1200 17th Street, Suite 2100

Denver, CO 80202

January 17, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Loan Lauren Nguyen, Legal Branch Chief
Liz Packebusch, Staff Attorney
Karina Dorin, Staff Attorney
Mark Wojciechowski, Staff Accountant
Jenifer Gallagher, Staff Accountant
Sandra Wall, Petroleum Engineer

Re:	BKV Corporation

Amendment No. 2 to Registration Statement on Form S-1

Filed December 22, 2022

File No. 333-268469

To the addressees set forth above:

This letter sets forth the response of BKV Corporation (the “Company,” “we,” “our” and “us”) to the comment set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated January 6, 2023 (the “Comment Letter”) relating to Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-268469, filed with the Securities and Exchange Commission on December 22, 2022 (the “Registration Statement”). We have also revised the Registration Statement in response to the Staff’s comment and, concurrently with delivery of this letter, we are publicly filing with the Securities and Exchange Commission an Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”) that reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold is the comment of the Staff contained in the Comment Letter and immediately below the comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 3 of the requested disclosure or revised disclosure. Please note that all references to page numbers in our response refer to the page numbers of the registration statement included in Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-1

Summary Reserve, Production and Operating Data

Estimated Reserves at SEC Pricing, page 31

1.	We have reviewed your response to prior comment 1 and note the updated 2021 Activity narratives do not accurately reconcile the total change in proved reserves. For example, the updated discussion of “Revisions of Previous Estimates” totals 1,082 Bcfe, while the disclosed total change in proved reserves due to revisions of previous estimates is 1,101 Bcfe. Similarly, the updated discussion of “Extensions and Discoveries” totals 708 Bcfe, while the disclosed total change in proved reserves due to extensions and discoveries is 728 Bcfe. Finally, the 2021 Activity narratives state “the Company’s proved reserves increased by 1,808.5 Bcfe” while the total increase based on the updated explanations is 1,769.7 Bcfe. Carefully review and revise the narratives and related reconciliations throughout your filing so that the narrative explanations fully and accurately describe the disclosed volume changes in developed, undeveloped and total proved reserves.

Response: The Registration Statement has been revised as requested. Please see pages 35-36, 111-112, 196-197 and F-50-F-52 of Amendment No. 3.

* * *

We appreciate your attention to this matter and hope the foregoing answer is responsive to your comment. Please direct any questions or comments regarding this correspondence to the undersigned or to our counsel, Samantha Crispin of Baker Botts L.L.P. at (214) 953-6497, Preston Bernhisel of the same firm at (214) 953-6783 or Adorys Velazquez of the same firm at (212) 408-2523.

Very truly yours,

BKV Corporation

By:	/s/ Christopher P. Kalnin
Name: Christopher P. Kalnin
Title: Chief Executive Officer

cc:	Samantha Crispin, Baker Botts L.L.P.

Preston Bernhisel, Baker Botts L.L.P.

Adorys Velazquez, Baker Botts L.L.P.

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